April 8, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski
Nolan McWilliams

Re:	Netcapital Inc.
Registration Statement on Form S-1
Filed February 14, 2022
File No. 333-262285

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 11, 2022 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1

General

1.	You state that you have entered into an Alternative Trading System (ATS) partnership with a broker-dealer. Please tell us what plans you have to register under Regulation ATS. To the extent you do not intend to register, please provide a detailed legal analysis why you are not required to register or the basis of any exemption you intend to rely on.

RESPONSE:

The reference to an Alternative Trading System (ATS) partnership with a broker-dealer has been deleted, as this arrangement has been terminated. While we did have such an arrangement with a broker-dealer, no investors were ever referred by us to the former ATS partner.

Our Netcapital funding portal is currently registered with the SEC, and is a member of the Financial Industry Regulatory Authority. For so long as we continue to operate our Netcapital platform solely for primary offerings by issuers under Reg CF, we believe that we are not required to register under Regulation ATS.

2.	Please provide your analysis whether the digital securities or crypto assets which may be held in your investment accounts are "securities" within the meaning of Securities Act Section 2(a)(1). Please also disclose the process you intend to use to make these determinations and any limitations of this process and describe the risks to your business if it is subsequently determined that you engaged in or facilitated transactions in securities that were not in compliance with the federal securities laws. In addition, please add risk factor disclosure addressing the risks and limitations of your internal policies and procedures for determining whether crypto assets are “securities,” including that such determinations are risk-based judgments and are not a legal standard or determination binding on any regulatory body or court.

Response:	We do not currently hold or transact in any digital securities or crypto assets and we have no present plans, intentions or understandings to do so in the future. All references to blockchain technology, blockchain-based smart contracts, digital securities and/or crypto assets have been removed from our disclosures. Accordingly, we respectfully submit that the requested analysis and risk factor disclosure is not required.

Prospectus Summary Our Strategy, page 4

3.	Please clarify in the seventh bullet point whether you intend to conduct primary offerings, secondary offerings, or both via the ATS partnership described on page 32.

RESPONSE:	As stated in response to Comment 1 above, we do not currently have an ATS partnership, and reference to such arrangement has been deleted. We have, however, clarified in the seventh bullet point that such an arrangement is intended to be for secondary offerings.

4

Please describe the nature and extent of the ATS partnership with the broker-dealer, including:

•          identify the ATS and describe the scope of and material terms of any binding agreements with the ATS;

•          describe how you intend to integrate the ATS with your platform, including how issuers and investors will access the ATS through your platform and the type of transactions that they will be able to conduct;

•          disclose the anticipated timeline to integrate the ATS with your platform, estimated costs, and the sources of funding;

•          discuss here and add risk factors describing integration risks with integrating a third-party ATS to your platform and address whether you will be subject to liability based on your platform's users or the third-party ATS's activities;

•          discuss here and in MD&A how you expect to earn revenues from trades made on the ATS or ancillary services; and

•          please file any binding agreements exhibits or provide your analysis why this not required under Item 601(b) to Regulation S-K.

RESPONSE:	As stated in response to Comment 1 above, we do not currently have an ATS partnership, and reference to such arrangement has been deleted. Accordingly, we respectfully submit that the requested disclosure is not required.

5

Please disclose the mechanics of how primary and secondary offerings will be conducted through the portal on the ATS. In this regard, please also:

•          disclose what types of digital securities you intend to allow issuers to offer in this manner;

•          disclose the blockchain on which the ATS operates;

•          disclose any costs related to purchasing or selling digital securities on the ATS and the party that will be responsible for paying these costs; and

•          disclose the amount of time once a buyer and seller are connected that it takes to complete the transaction.

RESPONSE:	As stated in response to Comments 1 and 2 above, we do not currently have an ATS partnership, and we do not intend to hold or transact in any digital securities or crypto assets. Accordingly, we respectfully submit that the requested disclosure is not required.

6	Please disclose the processes for know-your-customer administration, and other processes and policies for ensuring that your customers' and other transactions in digital securities are compliant with the federal securities laws.

RESPONSE:	As stated in response to Comment 2 above, we do not intend to hold or transact in any digital securities or crypto assets. Accordingly, we respectfully submit that the requested disclosure is not required.

7	Please disclose whether the investor accounts on your platform can or will be able to hold digital securities for use on the ATS. If so, please identify these digital securities and describe how users hold digital securities, whether by establishing digital wallets or through other means.

RESPONSE:	We have disclosed that investor accounts on our platform will not be permitted to hold digital securities.

8	Please disclose the specific digital securities and crypto assets your investment accounts support and state whether investors will be able to use fiat currency to purchase from you the digital securities or crypto assets necessary for transactions on the ATS. In addition, please address the volatility of crypto assets here and in your risk factors section and disclose how you will determine the value of the crypto assets and communicate this information to your customers.

RESPONSE:	As stated in response to Comment 2 above, we do not intend to hold or transact in any digital securities or crypto assets. Accordingly, we respectfully submit that the requested disclosure is not required.

9

For your primary offerings and for customers engaging in secondary transactions, please disclose the custody arrangements for the digital securities and any other crypto assets, including:

•          whether they will be held in individual wallets or in an omnibus account;

•          if held in an omnibus account, disclose who holds and controls the omnibus account;

•          what portion of the digital securities and any other crypto assets will be held in hot or cold storage and the geographic location where the any crypto assets will be held in cold storage;

•          the procedures related to holding the crypto assets of issuers and investors;

•          whether any persons (e.g., auditors, etc.) are responsible for verifying the existence of the crypto assets if held by a third-party custodian; and

•          whether the custodian has insurance for the loss or theft of the crypto assets.

RESPONSE:	As stated in response to Comment 2 above, we do not intend to hold or transact in any digital securities or crypto assets. Accordingly, we respectfully submit that the requested disclosure is not required.

Government Regulation, page 36

10	Please substantially expand this section to disclose all applicable regulations you are or will be subject to, including those attributable to your digital securities trading business such as: registration as a Money Services Business with FinCen; compliance with state money transmitter laws; compliance with know-your-customer and anti-money laundering laws; and data privacy and information security regulations.

RESPONSE:	Please see our response to comment 2 above. Accordingly, we do not feel is necessary to substantially expand this section as requested. We have included additional disclosure stating that we are subject to the USA Patriot Act of 2001.

Sincerely,

Netcapital Inc.

/s/ Cecilia Lenk
By:Cecilia	Lenk
Title: CEO